Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2022.

May 5, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2022.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,501 As of March 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 5, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Unaudited consolidated financial results for the three (3) months ended March 31, 2022
Background/Description of the Disclosure
Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2022
Other Relevant Information
Please refer to attached disclosure

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,501 As of March 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 5, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

            Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 5, 2022, the Board approved the Company’s unaudited consolidated financial statements for the three (3) months ended March 31, 2022. A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

May 5, 2022

Q1 2022 CONSOLIDATED SERVICE REVENUES RISE TO

NEW ALL-TIME HIGH OF ₱46.4B, 79% FROM DATA/BROADBAND

CONSOLIDATED EBITDA UP 10% TO RECORD ₱25.5B

TELCO CORE INCOME HITS ₱8.2B, UP 9%

REPORTED NET INCOME JUMPS 56% TO ₱9.1B

Q1 CAPEX AT ₱15.8B

HOME, ENTERPRISE AT ALL-TIME QUARTERLY HIGHS, DRIVING SERVICE REVENUES

FIBER-ONLY REVENUES UP 74%

PLDT ENTERPRISE BREAKS GROUND ON BIGGEST HYPERSCALE DATA CENTER

PLDT REVISES 2022 CAPEX GUIDANCE TO ₱85B,

FROM ORIGINAL ₱76-80B

PLDT PIONEERS ₱77B TOWER DEAL IN THE PHILIPPINES

SMART HAILED AS BEST WORKPLACE:  LinkedIn

PAYMAYA REBRANDS TO MAYA, THE ALL-IN-ONE MONEY PLATFORM OF THE PHILIPPINES

BACK-TO-BACK AWARDS AS PHILIPPINES’ FASTEST 5G MOBILE NETWORK, BEST MOBILE VIDEO EXPERIENCE ACROSS ALL TECHNOLOGIES: OOKLA

RECORD 11 CITATIONS IN Q1 OPENSIGNAL MOBILE EXPERIENCE AWARDS

MANILA, Philippines 5th May 2022 – Committed to supporting customers’ shifting digital lifestyles as COVID-19 restrictions ease, PLDT Inc. (PSE:  TEL) (NYSE:  PHI) (PLDT) grew Consolidated Service Revenues (net of interconnection costs) by 3% or ₱1.5 billion to an all-time high of ₱46.4 billion in the first quarter of 2022, led by Home and Enterprise.   Data and broadband, which grew by 8% or ₱2.8 billion to ₱36.6 billion, contributed 79% to consolidated service revenues.

Consolidated EBITDA also grew 10% or ₱2.2 billion year-on-year to a record ₱25.5 billion, marking seven (7) consecutive quarters of growth.  EBITDA margin was at 53% in the first quarter of 2022, from 51% in the previous year. Normalized for the impact of Typhoon Odette, EBITDA for the first quarter of 2022 would have been higher by 12% year-on-year to ₱26.1 billion.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱8.2 billion, up 9% or ₱0.7 billion from the same period last year, in line with guidance. Reported Net Income jumped by ₱3.3 billion or 56% to ₱9.1 billion.

“We’re moving in lockstep with our customers’ shifting needs as COVID-19 restrictions ease.  Our superior, reliable integrated network continues to sustain hybrid work and learning set-ups, keep loved ones connected online, deliver entertainment content, as well as support businesses and e-commerce,” said Alfredo S. Panlilio, PLDT and Smart President and CEO.

Consolidated Net Debt as of the first quarter of 2022 amounted to US$4,424 million while net-debt-to-EBITDA stood at 2.33x.  Gross Debt was at US$4,997 million, with maturities well spread out.  Only 16% of Gross Debt are denominated in US dollars and 4% are unhedged. PLDT maintained its credit ratings from Moody’s and S&P Global at investment grade.

Affirming the Company’s balanced approach to capital management and consistent returns to shareholders, PLDT has been included in the recently launched PSE Dividend Yield Index (PSE DivY). Out of 20 companies included in the PSE DivY, PLDT shares the top position with a weight of 10%. The PSE DivY focuses on companies that consistently give high-yielding dividends, with the selection criteria including liquidity, free float, financials and the company’s three-year average dividend yield performance.

In a groundbreaking transaction, the PLDT Group recently announced a ₱77 billion sale and leaseback deal in connection with 5,907 telecom towers and related passive telecom infrastructure--the largest ever acquisition of assets in the Philippines by international investors, representing a strong endorsement of the country’s recovery from the pandemic and its long-term growth prospects. PLDT envisions a staggered closing for this transaction due to the quantum of towers to be transferred; the first closing is expected towards the end of May for about half of the towers, with the balance over the third and fourth quarters of the year. Terms of the lease agreements are in line with running costs for Smart.  Proceeds from the transaction are to be deployed largely for debt prepayment and debt avoidance which will translate to reduced financing costs.  As a result, we expect earnings accretion of 10% post-completion, in addition to the one-time significant gain on disposal to be recognized.

PayMaya rebrands to Maya, the all-in-one money platform of the Philippines

PayMaya has rebranded to Maya, featuring its all-in-one money app for consumers, as part of its thrust to build the Philippines' end-to-end digital financial services platform, together with the recently launched Maya Bank.

The new Maya app seamlessly integrates digital banking services powered by Maya Bank, such as savings and credit, with PayMaya’s e-wallet and other features like cryptocurrency, micro-investments, and insurance.  Touted as “everything and a bank,” the Maya app is set to revolutionize how Filipinos manage their money.

The new Maya brand will be reflected across its ecosystem – including its leading enterprise payments solutions with Maya Business (formerly PayMaya Business) and across its widest on-ground network of Maya Center (formerly Smart Padala) agents across the Philippines.

The launch of the new brand Maya and Maya Bank comes at the heels of the recent US$210 million funding round of Voyager Innovations (Voyager), the parent company of both PayMaya and Maya Bank. This latest fundraising propelled Voyager to unicorn plus status at a valuation of nearly US$1.4 billion. PLDT remains the largest shareholder of Voyager, infusing US$62 million in the latest funding round.

Maya's integrated ecosystem approach that seamlessly combines digital payments and digital banking uniquely positions it among other e-wallets, banking, and fintech services in the Philippines.  As of end-March 2022, Maya had over 47 million registered users across its consumer platforms. Maya Business, the Philippines' leading non-bank enterprise payments processor, enables over 630,000 online and face-to-face touchpoints to accept digital payments from e-wallets and QR to any credit, debit, and prepaid card. Meanwhile, Maya Center is bridging underserved Filipinos to digital finance, with over 63,000 agent network touchpoints across the nation.

“PLDT and Smart are continuously expanding and enhancing the digital ecosystem available to Filipinos through synergies with Maya. This collaboration underscores our efforts in putting the needs of our customers first, as they are the North Star of all our group-wide efforts. Through Maya's platforms, backed by the widest network coverage of PLDT and Smart, we can elevate the quality of our customers’ experience,” said Panlilio.

“The launch is just a beginning. So much work lies ahead. Our teams at PayMaya and Maya Bank know that our high aspirations can only be reached with imagination, perseverance, and plain grit,” said Manuel V. Pangilinan, Chairman of PLDT and Voyager. “Success for us is millions of Filipinos who can be banked—whose savings can bear the weight of inflation, where financing can help them plan better for their future—and reliance placed on a trusted partner in Maya.”

Home: Expansive Fiber Network Drives 1Q Service Revenues To Record High

Sustained rollout of an already expansive network bolstered Home’s first quarter fiber-only service revenue by 74% from the year-earlier period, or by ₱4.7 billion, to a record high

₱11.1 billion. Including other businesses, total Home service revenues increased 25% year-on-year or by ₱2.7 billion to an all-time high ₱13.6 billion.

Home pushed total fiber capacity to 6.25 million ports following the completion of 480,000 additional ports for the first quarter of 2022. This gives Home extra capacity to complete the migration of ADSL within the first half of the year, significantly reduce the remaining subscribers on copper, and sufficiently address the strongly growing demand for faster Internet access.

Home ended the first quarter with more than 3.1 million fiber subscribers continuing its momentum this year in spite of the hurdles posed by the Omicron surge and Typhoon Odette.

Fiber-only revenues now account for 82% of total Home revenues, up from 59% from a year ago.

Demand for home broadband is expected to remain robust as the Philippine home broadband market remains underpenetrated and as the ‘next normal’ will continue to be a hybrid model with work- and study-from home set-ups.  Given PLDT Home’s brand equity and improved installation capability, the PLDT Group anticipates this segment’s growth momentum from 2021 to be sustained into 2022.

Enterprise:  all-time high revenues as business activity returns

As the economy reopens, Enterprise revenues in the first quarter of 2022 touched an all-time high of ₱11.6 billion, up ₱0.8 billion or 7% from the same quarter in 2021.

Spurred by the digital transformation of enterprises and the return of business activity with the re-opening of the economy, corporate broadband connections grew by 8% in the first quarter of 2022, while cloud licenses grew by 36% to about 550,000 for the period. Third-party data center racks in service during the first quarter of the year grew by 41%.

Growth was underpinned by the robust uptake of fixed internet services as: (i) businesses require reliable and high-speed connectivity into their offices; (ii) aggressive go-to-market programs in partnership with government agencies targeting hyperscalers to capture their data center and high-bandwidth requirements; and (iii) deep engagement with Enterprises and the public sector to accelerate their adoption of digital transformation solutions.

Aimed at positioning the Philippines as the next hyperscaler destination in Asia and supporting the nation’s next growth engine, industry-leading ICT arm ePLDT recently broke ground at what will be the country’s largest data center campus: Vitro Sta. Rosa in Laguna. Designed to be Tier-3 Certified and Tier-4 Ready, the most robust facility in ePLDT’s suite of 11 data centers will be the first of a series of hyperscale facilities totaling to a power requirement of 100MW over the medium term.

Alongside digital infrastructure investments, PLDT Enterprise further elevated domain expertise and technical capability by achieving advanced certifications from the most prominent global technology partners, enabling it to strengthen its leadership in being the digital transformation partner-of-choice for businesses.

Individual:  turning the corner as mobility resumes

Following the headwinds in the first quarter due to Typhoon Odette and the Omicron surge, the Individual Wireless business is seeing encouraging signs of recovery as the economy reopens, with new offers and 5G adoption driving data usage.

For the first quarter of 2022, Individual Wireless revenues hit ₱20.4 billion. Mobile data traffic reached 1,010 petabytes, up 30% versus the same period in 2021. In the first quarter of 2022, average monthly mobile data usage per subscriber reached 8.5 gigabytes, 17% higher than the monthly average for 2021. As of the first quarter of 2022, active data users reached over 41.6 million customers. Meanwhile, first quarter data traffic on Smart’s 5G network grew by 65% quarter-on-quarter as the number of unique 5G devices on the network grew 35% from end-2021 to more than 1.58 million.

In the first quarter of 2022, Smart launched new innovative offers catering to prepaid customers’ changing needs, such as Smart Prepaid’s GigaPower and TNT’s Pantawid load, which were instrumental in the improvement in prepaid top-ups. With the growth of Tiktok usage among Filipinos, Smart also launched “Free Tiktok for All” in March.

Smart Postpaid’s SIM-only plans under Signature Plans+ also offered unlimited 5G with Netflix to drive 5G adoption, leading to higher acquisitions and higher ARPU. New unlimited propositions for Smart Bro mobile and fixed wireless helped customers during the heightened lockdown in January, and in preparation for return-to-work in succeeding months.

Smart also continues to drive data usage, specifically among the gaming community, as it launched GIGA Arena in March. The country's first all-in-one esports platform lets users match up with fellow players to compete in daily, weekly, and monthly tournaments. Innovative features allow mobile gamers to set-up tournaments, stream live competitions, play arcade games, purchase e-load, and conveniently link their e-wallet to secure their tournament winnings via GigaPay with Maya, among others.

Smart has also partnered with Canada-based firm Firstlight Media to level-up the over-the-top (OTT) video experience of GigaPlay users. The app piloted Firstlight’s new cloud-native platform in time for the return of the University Athletic Association of the Philippines (UAAP) games last March 26.   For the month of March, GigaPlay was the digital home of the Philippine Basketball Association, the Philippine Volleyball League, the Japanese B-League, games of Kai Sotto’s Adelaide 36ers as well as the UAAP.

Network:  cementing the fiber life, complemented by 5G buildout

Continuously ramping up efforts to reach more homes across the country, PLDT’s fiber footprint expanded by 8% from end 2021 to over 803,000 kilometers in the first quarter of 2022, with homes passed at about 15.5 million.

To support the constant growth of mobile data traffic, Smart increased to 76,600 its total base stations nationwide as of end-March 2022, supporting its 3G, 4G/LTE and 5G customers from Batanes to Tawi-Tawi. This includes around 7,300 5G base stations.

The accelerated deployment of LTE, 5G and fiber across the country is part of PLDT and Smart’s broader initiative to deliver world-class experience to customers nationwide.

For its efforts in improving its network, Smart also recently won back-to-back Ookla awards as the Philippines’ Fastest 5G Mobile Network and for delivering the country’s Best Mobile Video Experience across all mobile technologies.

Smart also won the most number of citations in the latest Mobile Experience Awards by Opensignal, underscoring Smart’s superiority as the Philippines’ fastest mobile network with the widest 5G reach and best 4G coverage experience, among other citations.

“These citations are a testament to our sustained investments in our network, and our combined efforts to continuously improve our customers’ experience. As the economy reopens, our customers’ shifting needs will entail higher mobile usage. These reports validate that we are best positioned to enable hybrid workplaces and online learning, the use of e-commerce and digital payments, and empower businesses to thrive in the post-pandemic next normal,” Panlilio said.

Outside the Philippines, as international inbound and outbound travel picks up, Smart has also sustained the momentum of its global 5G roaming rollout, serving customers in 50 countries with 80 international partners as of March 2022.

Revised capex guidance

PLDT has revised its capex guidance for 2022 to ₱85 billion, from the original capex guidance of ₱76-80 billion. This increase will support updated requirements for the Home broadband and data center businesses and additional upgrades of the towers and their passive infrastructure assets—subject of the tower sale and leaseback transaction.

Transformation journey

Building on the successes of previous transformation initiatives, the Company opened 2022 with the launch of an aspirational PLDT 2025 vision and strategy. “Rapidly shifting market conditions and aggressive competitive activity require us to continuously evolve. For us to be the PLDT our customers want and need us to be, we cannot afford business-as-usual,” Panlilio said.

Supported by the country’s widest, fastest, and most reliable network and next-generation digital infrastructure, the transformation establishes new ways of working and higher pace of executing plans. “A holistic view of the business is expected to further elevate customer experience, improve PLDT and Smart’s standing as a premier workplace in the Philippines, establish industry-leading operational excellence across the group, grow profits through new businesses and capabilities, and make us the region’s leading ESG telco,” Panlilio enumerated.

Sustainability:  Caring for the environment and various stakeholders

In line with the Company’s decarbonization roadmap, the installation of rooftop photovoltaic panels or solar panels were recently completed at its offices in Mandaue City in Cebu and La Paz in Iloilo. With the installation of similar systems in a total of five sites in the Visayas, PLDT will not only realize savings in operating expenses, it will also further reduce greenhouse gas (GHG) emissions, with these projects expected to reach up to 821-kilowatt peak capacity, generating more than an estimated 591,000 kWh of renewable energy annually. The expanded use of renewable energy and green technologies in the group’s operations are part of the PLDT Group’s decarbonization roadmap, which aims to reduce its Scope 1 and 2 GHG emissions by around 40% by 2030.  As with many initiatives to reduce our carbon footprint, these are also energy-efficient contributing to lower operating expenses.

PLDT and Smart also recently pledged their commitment to the Philippines’ 2030 Agenda for Sustainable Development which the National Economic Development Authority (NEDA) is leading for the country.  PLDT and Smart are the only Philippine telcos who are members of the NEDA-led Stakeholders’ Chamber on the Sustainable Development Goals.

PLDT chairs the Planet Pillar of the United Nations Global Compact (UNGC) local chapter, Global Compact Network Philippines (GCNP).  GCNP’s 10-year, 10-point business ambition for the Sustainable Development Goals (SDGs) in the Philippines envisages harnessing corporate leadership and forging meaningful multi-stakeholder engagements to make possible the future we all want and need – where People, Planet, Prosperity, and Partnerships exist in a balance, and where no one is left behind – including and especially the MSMEs.

Furthering the Company’s thrust for digital inclusion, Smart has driven initiatives such as Smart Coops, Digital Farmers Program, and Buy Local, Buy Smart. Through digital literacy trainings and affordable financing for devices, these programs enjoin regional cooperatives and small-scale farmers to boost their livelihood by participating in the digital economy. As of the first quarter of 2022, the Buy Local program has hit the ₱8-million mark in gross sales.

Sustaining the Group’s efforts in ensuring inclusive quality education to more Filipinos, School-in-a-Bag packages deployed to far-flung schools in the first quarter of 2022 reached 1,100 new beneficiaries.

To promote responsible digital citizenship under its Better Today program, PLDT and Smart also joined global conversations for #SaferInternetDay2022 in February. Mental health initiatives with youth leaders in General Santos City also raised awareness on safer online spaces at the grassroots level.

Bolstering its commitment to taking care of its employees, Smart ranked 1st in LinkedIn’s Top 15 Companies in the Philippines for 2022. Cited as the best workplace to grow a career, the world’s largest professional networking site studied data on skills growth, ability to advance, company affinity and stability, gender diversity, and spread of educational backgrounds.

Conclusion

Panlilio said PLDT is on track to meet its targets for the rest of 2022, with Service Revenues expected to post mid-single digit growth. “This growth in service revenues will be underpinned by our continued rollout of fiber ports and LTE/5G, our data center expansion, and our commitment to delivering the best customer experience.”

PLDT Chairman Pangilinan stressed that PLDT must be steadfast in its goal to deliver its Core Income target and achieve positive free cash flow. “I am encouraged with our strong start for 2022 as we once again posted a record high in revenues, improved EBITDA and increased Telco Core. That said, we must stay the course in order to generate greater free cash flow from higher revenues, cost optimization and the sale of our Towers – the last of which could enhance income this year and in succeeding years. Further, all of these should enable us to deleverage, reducing net debt to EBITDA back to 2.0x—enabling us to pay special dividends, and fortify PLDT’s Balance Sheet.”

XXX

	PLDT Consolidated
	First Quarter
(Php in mn)	2022	2021	% Change

Total revenues	50,148	47,924	5%

Service revenues (a)	47,974	45,677	5%

Expenses (b)	42,033	37,748	11%

EBITDA, ex-MRP (c)	25,463	23,252	10%
EBITDA Margin	53%	51%

Income before Income Tax	11,905	7,696	55%

Provision for Income Tax	2,752	1,822	51%

Net Income - Attributable to Equity Holders of PLDT	9,078	5,803	56%

Telco Core Income (d)	8,203	7,502	9%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	47,974	45,677	5%
Interconnection costs	1,596	833	92%
Service Revenues, net of interconnection costs	46,378	44,844	3%

(b) Expenses includes Interconnection Costs and MRP expenses of ₱4.6bn in 1Q2022 and ₱0.2bn in 1Q2021
(c) EBITDA excluding the MRP expenses booked in 1Q2022 (₱4.6bn) and 1Q2021 (₱0.2bn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2022 and December 31, 2021

(in million pesos)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	307,125	302,736
Right-of-use assets	20,189	20,081
Investments in associates and joint ventures	52,595	53,364
Financial assets at fair value through profit or loss	347	339
Debt instruments at amortized cost – net of current portion	540	400
Investment properties	929	929
Goodwill and intangible assets	62,485	62,535
Deferred income tax assets – net	11,621	13,385
Derivative financial assets – net of current portion	34	48
Prepayments – net of current portion	98,037	94,777
Contract assets – net of current portion	595	566
Other financial assets – net of current portion	2,973	3,099
Other non-financial assets – net of current portion	331	138
Total Noncurrent Assets	557,801	552,397
Current Assets
Cash and cash equivalents	25,830	23,907
Short-term investments	3,149	2,241
Trade and other receivables	24,262	21,790
Inventories and supplies	3,955	3,662
Current portion of contract assets	1,653	1,685
Current portion of derivative financial assets	140	93
Current portion of debt instruments at amortized cost	211	207
Current portion of prepayments	14,755	12,707
Current portion of other financial assets	277	7,064
Current portion of other non-financial assets	2,018	575
Total Current Assets	76,250	73,931
TOTAL ASSETS	634,051	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,312	130,312
Retained earnings (Note 20)	34,149	34,243
Other comprehensive loss (Note 6)	(36,681)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	122,878	123,216
Noncontrolling interests (Note 6)	4,267	4,249
TOTAL EQUITY	127,145	127,465

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2022 and December 31, 2021

(in million pesos)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	242,620	241,075
Lease liabilities – net of current portion	16,581	17,131
Deferred income tax liabilities	210	169
Derivative financial liabilities – net of current portion	190	100
Customers’ deposits	2,272	2,270
Pension and other employee benefits	7,868	7,760
Deferred credits and other noncurrent liabilities	6,560	6,084
Total Noncurrent Liabilities	276,301	274,589
Current Liabilities
Accounts payable	99,686	99,718
Accrued expenses and other current liabilities	100,106	106,113
Current portion of interest-bearing financial liabilities	14,213	11,482
Current portion of lease liabilities	4,652	4,555
Dividends payable	10,782	1,708
Current portion of derivative financial liabilities	73	115
Income tax payable	1,093	583
Total Current Liabilities	230,605	224,274
TOTAL LIABILITIES	506,906	498,863
TOTAL EQUITY AND LIABILITIES	634,051	626,328

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2022 and 2021

(in million pesos, except earnings per common share amounts which are in pesos)

	2022	2021
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	47,974	45,677
Non-service revenues	2,174	2,247
	50,148	47,924
EXPENSES
Selling, general and administrative expenses	23,527	20,014
Depreciation and amortization	12,567	11,721
Cost of sales and services	3,265	3,588
Interconnection costs	1,596	833
Asset impairment	1,078	1,592
	42,033	37,748
	8,115	10,176

OTHER INCOME (EXPENSES) – NET	3,790	(2,480)
INCOME BEFORE INCOME TAX	11,905	7,696

PROVISION FOR INCOME TAX	2,752	1,822
NET INCOME	9,153	5,874
ATTRIBUTABLE TO:
Equity holders of PLDT	9,078	5,803
Noncontrolling interests	75	71
	9,153	5,874
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	41.95	26.79
Diluted	41.95	26.79

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  May 5, 2022